Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. V

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

On August 6, 2021, David Liu, CEO of PlusAI Corp (“Plus”), was interviewed by Fox Business. The following is a transcript of the interview.

Neil Cavuto, Fox Business:

Let’s go to David Liu, the Plus CEO. It’s an interesting company because it’s in this area to address what has gotten to be a big problem in this country. Trucker shortage, can’t find enough of them, but his are driverless vehicles and they’re getting quite a bit of interest. Thank you for joining us. How does this work? If I were to pass one of your trucks and see no driver, I might be concerned. Tell me how safe this is.

David Liu, CEO of Plus:

Neil, thank you for inviting me on the show, I am really excited to talk about this demo we recently did on a public highway. So what this shows us is a glimpse of the future of transportation. What we are able to do is as you can see in the video that the driver is completely driverless. There’s no driver in the truck and there’s no tele-operations. We were able to use technology to drive the truck from point A to point B, completely autonomously. This will be the future of transportation in a number of years. What we are able to do with this demo is a demonstration of the future. So if you are driving around the truck, the truck is able to pick up all the surrounding information around it and make a decision on how to best and most safely drive the truck and direct the truck down the highway.

Neil Cavuto, Fox Business:

Now, we have heard of cases, not in your situation David, but in some of the Tesla vehicles with driverless features, the auto-drive feature, be in some horrific accidents. What is the danger here? It’s still early, I get that, but is there a danger?

David Liu, CEO of Plus:

Yes, so the technology is here today as the demo is able to show. But we are quite a few years from deploying this type of technology at-scale. We take a very prudent way of deploying the technology where safety is our number one concern. In terms of getting the technology deployed broadly, scalably onto the transportation industry, onto our highway system, we need to make progress on three fronts. We need software to be better validated and better improved, we need hardware to provide more level of redundancy and we need regulators as well as societies to have better rules on how to utilize the technology, and we are making progress on all three fronts. In particular we are focusing on validating and improving our technology – it is safer than human drivers. We are right now applying the technology to have trucks with drivers in them, to have drivers monitoring the technology performance before we can safely and confidently take out the driver from the truck.

Neil Cavuto, Fox Business:

You are maybe touching on it before, but how does the vehicle keep up with constant road changes or all of a sudden different developments along the path? How does it keep abreast of that and either avoid it, slow down, address that, what?

David Liu, CEO of Plus:

We have a suite of sensors around the truck to take in all of the information in real time. We have cameras deployed, radars and lidars to provide multi-level redundancy in terms of what the information it takes in. They process it and form a view of what is surrounding the truck as well as road conditions, and it makes a dynamic decision on what’s the best approach to drive the truck. And just to give you a sense, the trucks that are artificially intelligent, make decisions 10x a second – every hundred millisecond it makes a decision. This is much faster than what a regular human driver can react to. So this is the level of redundancy and decision that we utilize technology to make for the truck.

Neil Cavuto, Fox Business:

Alright, keep us posted on these developments. I know you’ve got SPAC interest, and the investments, all of that, so something is percolating here. David Liu, CEO of Plus. This is a trend we are seeing elsewhere in terms of fast food restaurants that are using robots to take orders. It is the way of the world – if you can’t find the human help you need, make it.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Plus’s future plans, strategy and performance. Such statements include, but are not limited to, the capability and safety of Plus’s technology, the timing for the rollout of Plus’s technology including an at-scale rollout of Plus’s technology, Plus’s progress towards an at-scale rollout of Plus’s technology, and statements relating to the proposed business combination between Plus and Hennessy Capital Investment Corp. V (“Hennessy Capital”). Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially, including the ability of Plus to commercialize its autonomous driving system, delays in the design, production and launch of new products, risks related to the proposed business combination between Plus and Hennessy Capital and those more fully described under the section entitled “Risk Factors” in Form F-4 that Plus Inc. (“New Plus”) will file with the Securities and Exchange Commission. These forward-looking statements are made as of the date of this communication, and Plus assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

Important Information for Investors and Shareholders

On May 7, 2021, Plus, New Plus and Hennessy Capital entered into a definitive business combination agreement. Upon the closing of the proposed business combination, Plus will be a publicly traded company, and its common stock is expected to trade on the NYSE under the ticker symbol “PLAV”. The proposed business combination has been unanimously approved by the Boards of Directors of both Plus and Hennessy Capital. The closing of the proposed business combination is subject to approval by the stockholders of both Plus and Hennessy Capital and the satisfaction of the necessary regulatory approvals and customary closing conditions.

As permitted by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, New Plus has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to New Plus’s securities to be issued in connection with the business combination and a proxy statement to be distributed to holders of Hennessy Capital’s common stock in connection with Hennessy Capital’s solicitation of proxies for the vote by Hennessy Capital’s stockholders with respect to the business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, Hennessy Capital will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of Hennessy Capital as of a record date to be established for voting on the proposed business combination. Additionally, New Plus and Hennessy Capital will file other relevant materials with the SEC in connection with the business combination. Security holders of Plus, New Plus, and Hennessy Capital are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the proposed business combination and the parties thereto. Investors and security holders of Plus, New Plus, and Hennessy Capital may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed business combination by New Plus and Hennessy Capital, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website or by directing a request to Plus Inc., and/or on Hennessy Capital’s website at http://www.hennessycapllc.com/ or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Plus, Hennessy Capital and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of Hennessy Capital’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Hennessy Capital’s executive officers and directors in the solicitation by reading Hennessy Capital’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Hennessy Capital’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.